Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Board of Directors of Investors Bancorp. Inc.
Investors Bank Employee 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333‑195828) on Form S-8 of Investors Bank Employee 401(k) Plan of our report dated June 29, 2018, with respect to the statements of net assets available for benefits of the Investors Bank Employee 401(k) Plan as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements), and the supplemental schedule Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017, which report appears in the December 31, 2017 annual report on Form 11-K of the Investors Bank Employee 401(k) Plan.

/s/ KPMG LLP

New York, New York
June 29, 2018